EXHIBIT 16.1

to Seacoast Banking Corporation of Florida’s

8-K dated

May 15, 2006

May 3, 2006

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the Plan) and, under the date of June 13, 2005, we reported on the financial statements of the Plan as of and for the year ended December 31, 2004.  On   April 27, 2006, our appointment as principal accountants was terminated.  We have read the Plan’s statements included under Item 4.01 of its Form 8-K dated May 3, 2006, and we agree with such statements, except we are not in a position to agree or disagree with the Plan’s statement that (i) the dismissal of KPMG was approved by the Audit Committee of the Company and (ii) the statements included in (b).

Very truly yours,

/s/ KPMG LLP

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